SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section
         14(d)(1) of the Securities Exchange Act of 1934
                       (Amendment No. 21)*
                        (Final Amendment)

                 MCNEIL REAL ESTATE FUND V, LTD.
               (Name of Subject Company [Issuer])

                 HIGH RIVER LIMITED PARTNERSHIP
                          CARL C. ICAHN
                            (Bidders)

                    LIMITED PARTNERSHIP UNITS
                 (Title of Class of Securities)

                           582568 87 9
              (CUSIP Number of Class of Securities)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
-------------------------------------------------------------------
Transaction                         Amount of filing fee: $879.24
Valuation*: $4,396,220
-------------------------------------------------------------------
     * For purposes of calculating the fee only. This amount assumes the purchase of 46,276 units of limited partnership interest (the "Units") of the subject partnership for $95.00 per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $879.24
Form or Registration No.: Schedule 14D-1, dated August 3, 1995
Filing Party: High River Limited Partnership & Carl C. Icahn
Date Filed:  August 4, 1995

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               AMENDMENT NO. 21 TO SCHEDULE 14D-1
                               AND
                          SCHEDULE 13D

     This Amendment No. 21 (final amendment) to Schedule 14D-1 constitutes the final amendment to the Tender Offer Statement on
Schedule 14D-1 filed by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale"), and Carl C. Icahn, a citizen of the United States (collectively, the "Reporting Persons") with the U.S. Securities and Exchange Commission (the "Commission") on August 4, 1995, as amended by Amendment No. 1 filed with the Commission on August 9, 1995, Amendment No. 2 filed with the Commission on August 14, 1995, Amendment No. 3 filed with the Commission on August 18, 1995, Amendment No. 4 filed with the Commission on August 21, 1995, Amendment No. 5 filed with the Commission on August 22, 1995, Amendment No. 6 filed with the Commission on August 25, 1995, Amendment No. 7 filed with the Commission on August 31, 1995, Amendment No. 8 filed with the Commission on September 7, 1995, Amendment No. 9 filed with the Commission on September 8, 1995, Amendment No. 10 filed with the Commission on September 12, 1995, Amendment No. 11 filed with the Commission on September 15, 1995, Amendment No. 12 filed with the Commission on September 15, 1995, Amendment No. 13 filed with the Commission on September 18, 1995 Amendment No. 14 filed with the Commission on September 28, 1995, Amendment No. 15 filed with the Commission on September 29, 1995 Amendment No. 16 filed with the Commission on October 2, 1995, Amendment No. 17 filed with the Commission on October 2, 1995, Amendment No. 18 filed with the Commission on October 11, 1995, Amendment No. 19 filed with the Commission on October 12, 1995, and Amendment No. 20 filed with the Commission on November 13, 1995. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated August 3, 1995, as amended and supplemented from time to time (the "Offer to Purchase") and the related Assignment of Partnership Interest (collectively with the Offer to Purchase, the "Offer").

Item 11.  Materials to be Filed as Exhibits.

(a)
     The Press Release filed as Exhibit 38 to Amendment No. 20 was a draft that was filed inadvertently and was not released. That document is hereby deleted and replaced in its entirety by the Press Release dated November 7, 1995 which is attached hereto as
Exhibit 42.

                           SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 1995


                         HIGH RIVER LIMITED PARTNERSHIP

                         By:  Riverdale Investors Corp., Inc.
                         Title:  General Partner



                         By: /s/ Edward Mattner
                              Edward Mattner
                         Title: President


                         RIVERDALE INVESTORS CORP., INC.



                         By: /s/ Edward Mattner
                              Edward Mattner
                         Title:  President


                         UNICORN ASSOCIATES CORPORATION



                         By:  /s/ Edward Mattner
                              Edward Mattner
                         Title:    President


                         /s/  Theodore Altman
                              Carl C. Icahn
                         By:  Theodore Altman as
                              Attorney-in-fact






             [Signature Page for Amendment No. 21 to
         McNeil Real Estate Fund V, LTD. Schedule 14D-1]

                          EXHIBIT INDEX

                                                      Page Number
                                                      -----------
Exhibit 42     Press Release dated November 7, 1995